John Hancock Financial Services
U.S. Wealth Management 601 Congress Street Boston, MA 02210 (617) 663-4324 Fax: (617) 663-2197 E-Mail: aouellette@jhancock.com

Name:	Alfred P. Ouellette
Title:	Assistant Vice President and
Senior Counsel
February 27, 2008
John Hancock Series Trust
601 Congress Street
Boston, MA 02210

RE:	John Hancock Series Trust (the “Trust”) on behalf of
John Hancock Mid Cap Equity Fund and
John Hancock Technology Fund
File Nos. 2-75807; 811-3392 (0000357238)
Ladies and Gentlemen:
In connection with the filing of Post Effective Amendment No. 55 under the Securities Act of 1933, as amended, and Amendment No. 58 under the Investment Company Act of 1940, as amended, for John Hancock Series Trust it is the opinion of the undersigned that the Trust’s shares when sold will be legally issued, fully paid and nonassessable.
In connection with this opinion it should be noted that the Fund is an entity of the type generally known as a “Massachusetts business trust.” The Trust has been duly organized and is validly existing under the laws of the Commonwealth of Massachusetts. Under Massachusetts law, shareholders of a Massachusetts business trust may be held personally liable for the obligations of the Trust. However, the Trust’s Declaration of Trust disclaims shareholder liability for obligations of the Trust and indemnifies the shareholders of a Fund, with this indemnification to be paid solely out of the assets of that Fund. Therefore, the shareholder’s risk is limited to circumstances in which the assets of a Fund are insufficient to meet the obligations asserted against that Fund’s assets.

Sincerely,
/s/Alfred P. Ouellette
Alfred P. Ouellette
Assistant Secretary